

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via E-mail

Marcus S. Ryu
President and Chief Executive Officer
Guidewire Software, Inc.
2211 Bridgepointe Parkway
San Mateo, CA 94404

>   **Re: Guidewire Software, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 13, 2011**
>   **File No. 333-176667**

Dear Mr. Ryu:

We have reviewed your amended registration statement and response letter, and have the following comment.

Business

Intellectual Property, page 99

1. We note the disclosure added to this section stating that four of the company's six issued U.S. patents are subject to an option in favor of the party from whom you purchased such patents, pursuant to which the patents may be repurchased from Guidewire during a 60-day period starting December 14, 2011. Please tell us in your response letter the anticipated potential impact on the company if the counterparty were to exercise its repurchase option with respect to any or all of the patents. For example, tell us whether the option holder would be obligated to extend a patent license back to Guidewire; explain, and if possible quantify, the significance of the subject patents to your products and services; and tell us whether you anticipate the option holder will exercise its repurchase option. Further, tell us what consideration you gave to addressing risks presented by the repurchase option in your risk factor disclosure, for example in the final risk factor on page 20 captioned, "Failure to protect our intellectual property could substantially harm our business and results of operations."

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Robert Donohue, General Counsel
       Richard A. Kline, Goodwin Proctor, LLP